Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

15 September 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America





10016349


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

In accordance with the requirements of Rule 12g3-2(b), I wish to inform you that no documents for Macquarie Group Limited have been lodged during the period between Wednesday 10 March 2010 and Wednesday 17 March 2010.

Yours sincerely

SUPPL



Dennis Leong
Company Secretary



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